Exhibit 99.1

Opera Announces Pricing of Secondary Public Offering of American Depositary Shares

OSLO, Norway, September 28, 2023 /PRNewswire/ -- Opera Limited (NASDAQ: OPRA) ("Opera"), one of the world's major browser developers and a leading internet consumer brand, today announced the pricing of its underwritten secondary public offering of 6,876,506 ADSs to be sold by a pre-IPO shareholder at a public offering price of $12.25 per ADS.

Opera has granted the underwriters a 30-day option to purchase up to an additional 15%, or 1,031,475 ADSs in connection with the offering. The offering is expected to close on October 4, 2023, subject to customary closing conditions.

Citigroup and Goldman Sachs & Co. LLC are acting as lead book-running managers and representatives of the underwriters for the offering. TD Cowen and CICC are acting as joint book-running managers. Lake Street is acting as co-manager for the offering.

The ADSs in the underwritten offering are being offered pursuant to an effective shelf registration statement previously filed and declared effective by the Securities and Exchange Commission, and Opera will file a final prospectus supplement and accompanying prospectus relating to and describing the terms of the proposed underwritten public offering, copies of which can be accessed for free through the SEC’s website at www.sec.gov. When available, copies of the final prospectus supplement and accompany prospectus relating to the underwritten public offering from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 800-831-9146 or Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 866-471-2526 or by email at prospectus-ny@ny.email.gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the offered shares, nor shall there be any sale of such shares in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction.

About Opera

Opera is a user-centric and innovative software company focused on enabling the best possible internet browsing experience across all devices. Hundreds of millions use the Opera web browsers for their unique and secure features on their mobile phones and desktop computers. Founded in 1995, and headquartered in Oslo, Norway, Opera is a public company listed on the Nasdaq stock exchange under the ticker symbol “OPRA”.

Important information

No announcements or information regarding the proposed public offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. No steps have been taken, or will be taken, for the offering of ordinary shares or ADSs in any jurisdiction where such steps would be required. The issue or sale of ordinary shares or ADSs, and the subscription for or purchase of ordinary shares or ADSs, are subject to special legal or statutory restrictions in certain jurisdictions. Opera is not liable if these restrictions are not complied with by any other person.

This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “EU Prospectus Regulation”), including as the same forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK Prospectus Regulation”) and has not been approved by any regulatory authority in any jurisdiction. Opera has not authorized any offer to the public of shares or rights in any member state of the EEA or in the United Kingdom and no prospectus has been or will be prepared in connection therewith. In any EEA member state or in the United Kingdom, this communication is only addressed to and is only directed at (i) qualified investors in any such EEA member state within the meaning of the EU Prospectus Regulation and (ii) qualified investors in the United Kingdom within the meaning of the UK Prospectus Regulation.

In the United Kingdom, this document and any other materials in relation to the securities described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this document relates is available only to, and will be engaged in only with, “qualified investors” (within the meaning of the UK Prospectus Regulation) who are (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this communication relates is available only to, and will be engaged in only with, relevant persons. Persons who are not relevant persons should not take any action on the basis of this document and should not act or rely on it.

Safe Harbor/Forward-Looking Statements

This press release contains statements as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, including statements relating to the proposed offering, including but not limited to its timing and completion, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, whether or not Opera will be able to consummate the proposed offering; the final terms of the offering; and its expectations with respect to granting the underwriters a 30-day option to purchase additional shares of ADSs; the satisfaction of closing conditions; and other risks Information regarding the foregoing and additional risks are described in the Risk Factor sections of the preliminary prospectus supplement for the underwritten public offering to be filed with the SEC, and the documents incorporated by reference therein, including without limitation those risks and uncertainties identified in the “Risk Factors” section of Opera’s Registration Statement on Form F-3, as amended, declared effective by the SEC on September 27, 2023, the accompanying prospectus, Opera’s Annual Report on Form 20-F filed with the SEC on April 20, 2023, and other filings that Opera makes with the SEC from time to time. All information provided in this press release is as of the date hereof and is based on assumptions that Opera believes to be reasonable as of this date, and it undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.